Avua Corporation
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Avua Corporation

TABLE OF CONTENTS



To the Board of Directors of
Avua Corporation
Brooklyn, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Avua Corporation (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 20, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Avua Corporation
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	3,009	$	8,587
Accounts receivable		114,449		69,425
Inventory		54,912		60,912
Prepaid expenses		12,378		10,258
Total Current Assets		184,748		149,182
Property and equipment, net		118		1,218
Intangible assets - trademark		2,857		2,857
Other assets		3,500		3,500
TOTAL ASSETS	$	191,223	$	156,757
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	29,841	$	3,516
Accrued interest payable		138,837		94,433
Notes payable - related party, current portion		10,000		-
Convertible notes payable - related party		35,500		35,500
Convertible notes payable		527,975		512,976
Lines of credit, current portion		188,953		191,502
Total Current Liabilities		931,106		837,927
Non-Current Liabilities:				
Notes payable - related party, net of current portion		135,830		32,937
Notes payable		4,333		257
Lines of credit, net of current portion		28,472		25,001
Total Non-Current Liabilities		168,635		58,195
Total Liabilities		1,099,741		896,122
Stockholders' Equity (Deficit):				
Common stock - Series A, $0.0001 par value, 10,000,000 shares authorized, 1,190,000 shares issued and 1,056,667 shares outstanding as of each December 31, 2016 and 2015		106		106
Common stock - Series B, $0.0001 par value, 8,000,000 shares authorized, 8,000,000 shares issued and outstanding as of each December 31, 2016 and 2015		800		800
Additional paid-in capital		-		-
Accumulated deficit		(909,424)		(740,271)
Total Stockholders' Equity (Deficit)		(908,518)		(739,365)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	191,223	$	156,757

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Avua Corporation
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

		2016		2015
Net sales	$	889,750	$	535,649
Cost of goods sold		430,659		275,727
Gross profit		459,091		259,922
Operating Expenses:				
General & administrative		221,121		190,778
Sales & marketing		96,153		52,270
Travel, meals & entertainment		236,630		175,668
Depreciation expense		1,100		1,100
Total Operating Expenses		555,004		419,816
Loss from operations		(95,913)		(159,894)
Other Expenses:				
Interest expense		73,240		58,806
Total Other Expenses		73,240		58,806
Income Before Income Tax		(169,153)		(218,700)
Provision for (Benefit from) Income Tax		-		-
Net Loss	$	(169,153)	$	(218,700)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

Avua Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock - Series A		Common Stock - Series B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2015	1,056,667	$ 106	8,000,000	$ 800	$ -	$ (521,571)	$ (520,665)
Net loss	-	-	-	-	-	(218,700)	(218,700)
Balance at December 31, 2015	1,056,667	106	8,000,000	800	-	(740,271)	(739,365)
Net loss	-	-	-	-	-	(169,153)	(169,153)
Balance at December 31, 2016	1,056,667	$ 106	8,000,000	$ 800	$ -	$ (909,424)	$ (908,518)

Avua Corporation
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (169,153)	$ (218,700)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation expense	1,100	1,100
Changes in operating assets and liabilities:		
Increase in accounts receivable	(45,024)	(26,449)
Decrease in inventory	6,000	14,496
Increase in prepaid expenses	(2,120)	(3,815)
(Decrease)/increase in accounts payable and accrued expenses	26,323	(9,454)
Increase in accrued interest payable	44,404	39,004
Net Cash Used in Operating Activities	(138,470)	(203,818)
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from notes payable - related party	112,895	20,000
Proceeds from (repayment of) notes payable	4,076	(4,743)
Proceeds from line of credit	922	55,227
Proceeds from convertible notes	14,999	130,000
Net Cash Provided by Financing Activities	132,892	200,484
Net Change In Cash	(5,578)	(3,334)
Cash at Beginning of Period	8,587	11,921
Cash at End of Period	$ 3,009	$ 8,587
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 28,836	$ 19,802

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Avua Corporation (the "Company") is a corporation organized March 3, 2011 under the laws of Delaware. The Company was originally formed as Washington Square Brands Corporation, which merged with WN Holdings, LLC, a New York limited liability company on October 27, 2011, with Washington Square Brands Corporation being the surviving entity. Washington Square Brands Corporation changed its name to Avua Corporation on January 11, 2013. The Company imports, markets and distributes the Brazilian spirit cachaça under the brand Avua Cachaça in the U.S. and certain western European nations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $54,912 and $60,912 as of December 31, 2016 and 2015, respectively, consisted of finished bottled spirits and related bottling and packaging supplies. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment were $1,100 for each of the years ended December 31, 2016 and 2015. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Glass mold	$ 5,500	$ 5,500
Property and equipment, at cost	$ 5,500	$ 5,500
Less: accumulated depreciation	(5,382)	(4,282)
Property and equipment, net	$ 118	$ 1,218

Intangible Assets

The Company capitalizes costs related to obtaining and filing trademark applications and estimates an indeterminate useful life for its trademark. As a result, the Company does not record amortization expense on its trademark. As of each December 31, 2016 and 2015, $2,857 of trademark costs were capitalized. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue within 30 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the spirit, bottling and packaging materials, freight charges, import taxes, and export broker fees.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $96,153 and $52,270 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The

Company had net operating loss carryforwards of $630,583 and $566,574 as of December 31, 2016 and 2015, respectively. The Company pays Federal and state income taxes and has used an effective blended rate of 38% to derive net tax assets of $261,716 and $203,521 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2031, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $169,153 and $218,700 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $909,424 and $740,271 as of December 31, 2016 and 2015, respectively, has current liabilities in excess of current assets of $746,358 and $688,745 as of December 31, 2016 and 2015, respectively, and has limited available liquid assets as of December 31, 2016 with just $3,009 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: DEBT

Lines of Credit

On October 27, 2014, the Company entered into a promissory note agreement with Investors Bank ("Lender") for a revolving line of credit of $150,000. Interest accrues at 4.5% per annum on the outstanding principal balance, and the note requires monthly payments equal to $1/60^{th}$ of the outstanding principal balance until maturity, November 1, 2017. Principal and accrued interest is required to be paid in full upon maturity, unless the lender elects to convert the revolving line of credit to a term loan, wherein payments would be extended through November 1, 2022, the amended maturity date. The note is guaranteed by the founders and an investor in the convertible notes of the Company.

The Investors Bank revolving line of credit balance was $142,968 and $145,186 as of December 31, 2016 and 2015, respectively. The Company did not accrue interest on this loan as of December 31, 2016 or 2015, as the required monthly payments are applied first to any unpaid unaccrued interest on the line. Interest expense on the line of credit was $3,445 and $6,301 for the years ended December 31, 2016 and 2015, respectively.

On August 1, 2013, the Company entered into a secured promissory note agreement with MMA Global Investments, LLC for a revolving line of credit of $100,000. Interest accrues at 12.25% per annum on the outstanding principal balance, and the note requires accelerating monthly payments per an agreed upon payment schedule until maturity, initially September 5, 2015. Per a loan extension agreement dated July 26, 2015, the maturity date was extended to August 1, 2016, and the monthly payment schedule was modified to require only accrued interest payments from September 1, 2015 through maturity. Principal and accrued interest is required to be paid in full upon maturity, unless the maturity date is modified pursuant to the loan and security agreement. The note is secured by the assets of the Company and founders.

The MMA Global revolving line of credit balance was $45,985 and $46,316 as of December 31, 2016 and 2015, respectively, and accrued interest on the line of credit was $31 and $451 as of December 31, 2016 and 2015, respectively. Interest expense on the line of credit was $2,747 and $8,031 for the years ended December 31, 2016 and 2015, respectively.

On January 4, 2016, the Company entered into a promissory note agreement with Loki Group, Inc. for a revolving line of credit of $100,000. Interest accrues at 4.5% per annum on the outstanding principal balance, and monthly payments are not required. The outstanding principal balance and unpaid accrued interest is payable upon maturity, January 1, 2019.

The Loki Group, Inc. revolving line of credit balance was $28,472 and $25,001 as of December 31, 2016 and 2015, respectively. The Company did not accrue interest on this line of credit as of December 31, 2016 or 2015, as any monthly payments are applied first to any unpaid unaccrued interest on the line. Interest expense on the line of credit was $4,381 and $0 for the years ended December 31, 2016 and 2015, respectively.

Convertible Notes Payable

On July 5, 2012, the Company offered for sale $499,999 of convertible promissory notes through a direct company issuance. The minimum note purchase amount was $5,000. On September 24, 2013, the Company extended the offering through a bridge round of financing for the sale of up to an additional $400,000 of convertible promissory notes beyond the initial offering. The notes bear interest of 8% per annum, accrued interest payments are not required, and notes mature 5 years from the date of issuance. Outstanding principal and accrued interest is required to be paid in full upon maturity, or if in the event of a default a note holder declares the amount due and payable.

In the event of a qualified financing, defined as a transaction or series of transactions in which the Company sells shares of its capital stock for aggregate proceeds of at least $1,000,000, on or prior to the maturity date of a note, notes are automatically converted to shares of the Company's Series A common stock at 80% of the triggering equity offering's price. At any time prior to the earlier of the payment in full of the principal amount or a qualified financing, note holders may voluntarily convert notes to shares of the Company's Series A common stock at a price per share equal to the adjusted conversion price. In the initial note offering, the adjusted conversion price is defined as the implied price per share resulting from a valuation of the Company (immediately prior to conversion) of $3,500,000, and a valuation of the Company (immediately prior to conversion) of $8,000,000 for notes purchased during the bridge round of financing. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features or were contingent upon an unknown future event and therefore not recognized until the contingency is resolved. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable.

The convertible notes payable balance was $527,975 and $512,976 as of December 31, 2016 and 2015, respectively, and the accrued interest balances related to the notes were $129,372 and $87,389 as of December 31, 2016 and 2015, respectively. Interest expense on the convertible notes was $41,984 and $36,348 for the years ended December 31, 2016 and 2015, respectively. No principal payments were made and no conversions of principal and accrued interest to common stock of the Company occurred as of December 31, 2016. See Note 6 for a description of related party convertible notes under the initial and bridge round offerings; see Note 9 for a description of converted notes subsequent to December 31, 2016.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 10,000,000 shares of one class of common stock with a per share par value of $0.00001. The Company amended the articles of incorporation on October 16, 2012 to authorize a total of 18,000,000 shares of common stock, consisting of 10,000,000 shares of Series A common stock and 8,000,000 shares of Series B common stock, both with a per share par value of $0.0001. Holders of Series A shares are entitled to one vote per share for all matters requiring a shareholder vote, whereas holders of Series B shares are entitled to 10 votes per share. Series B common stock holders are entitled to elect one of director on the board, and all other directors are elected by a combined vote of both classes of shareholders. All other rights and privileges are the same for the Company's Series A and Series B common stock. The Company has 9,056,667 shares of common stock issued and outstanding as of each December 31, 2016 and 2015, comprised of 1,056,667 shares of Series A common stock and 8,000,000 shares of Series B common stock.

<u>2015-2017 Equity Incentive Plan</u>

In 2015, the Company adopted the 2015-2017 Equity Incentive Plan ("the Plan"), which rolls forward the previous plan, the 2013-2014 Equity Incentive Plan, including the reservation of 970,000 shares of the Company's Series A common stock for grants of restricted stock, incentive stock options or nonstatutory stock options under the Plan to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 833,750 and 853,750 shares of the Company's Series A common stock as of December 31, 2016 and 2015, respectively. Incentive stock options comprise all of the awards granted since the Plan's inception. A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	116,250	$ 0.09	116,250	$ 0.09
Granted	20,000	$ 0.16	-	
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	136,250	$ 0.10	116,250	$ 0.09
Exercisable at end of year	80,833	$ 0.10	41,667	$ 0.09
Weighted average grant date fair value of options granted during year	$ 0.10		$ 0.09	
Weighted average duration (years) to expiration of outstanding options at year-end	7.8		8.5	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company determined that the fair value of its stock options was trivial and therefore did not record stock-based compensation expense for the years ended December 31, 2016 and 2015.

NOTE 6: RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

On April 1, 2016, the Company entered into a promissory note agreement with Nevensmith, Inc., a company owned by relatives of the founders, for debt financing totaling $100,000. The note bears simple interest of 5.25% until the note is repaid; the interest rate will be reviewed for adjustment after 5 calendar years. The note requires monthly interest payments and matures on May 1, 2046. Principal and accrued interest is required to be paid in full upon maturity. The Company has the option to prepay any or all of the borrowing, at any time, without penalty.

The note payable balance was $98,684 and $0 as of December 31, 2016 and 2015, respectively. The Company did not accrue interest on this note as of December 31, 2016 or 2015, as the required monthly payments are applied first to any unpaid unaccrued interest on the note. Interest expense on the note was $3,478 and $0 for the years ended December 31, 2016 and 2015, respectively.

In December of 2011, the Company entered into promissory note agreements with the founders of the Company for debt financing totaling $3,068 and entered into a similar agreement in May of 2013 for debt financing totaling $10,000. The notes bear simple interest of 1.20% until the note is repaid; monthly payments are not required. The notes matured on the anniversary date in 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not repay all principal and accrued interest upon maturity, therefore, the Company is in default on these notes.

On December 3, 2015, the Company entered into an additional promissory note agreement with one of the founders of the Company for debt financing totaling $20,000. The note bears simple interest of 4.25% until the note is repaid and requires monthly payments of accrued interest. The note matures on December 3, 2020. Principal and accrued interest is required to be paid in full upon maturity.

The note payable balance was $32,937 as of each December 31, 2016 and 2015, respectively. The Company did not accrue interest on this note as of December 31, 2016 or 2015, as the required monthly payments are applied first to any unpaid unaccrued interest on the note. Interest expense on the note was $1,236 and $0 for the years ended December 31, 2016 and 2015, respectively.

On June 20, 2016, the Company entered into a promissory note agreement with a relative of one of the founders, for debt financing totaling $18,000. The note bears simple interest of 2.9% of the initial principal balance, payable monthly along with 1/24 of the initial principal balance, until the note is repaid. The note matures on June 20, 2018.

The note payable balance was $14,206 and $0 as of December 31, 2016 and 2015, respectively. The Company did not accrue interest on this note as of December 31, 2016 or 2015, as the required monthly payments are applied first to any unpaid unaccrued interest on the note. Interest expense on the note was $175 and $0 for the years ended December 31, 2016 and 2015, respectively.

Convertible Notes Payable – Related Party

Under the convertible promissory note offering and subsequent bridge round financing described in Note 4 above, the Company sold convertible promissory notes to relatives of the founders. The convertible notes payable to related parties balance was $35,500 as of each December 31, 2016 and 2015, and the accrued interest balances related to the notes were $9,433 and $6,593 as of December 31, 2016 and 2015, respectively. Interest expense on the convertible notes was $2,840 for each of the years ended December 31, 2016 and 2015. No principal payments were made and no conversions of principal and accrued interest to common stock of the Company occurred as of December 31, 2016. See Note 4 for a description of the convertible promissory note terms including conversion features.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Convertible Promissory Note - Issued

On November 1, 2017, the Company entered into a secured convertible promissory note agreement with MMA Global Investments, LLC ("MMA") for debt financing up to $100,000. The note bears interest equal to the Prime Rate plus 5.25% per annum on the outstanding principal balance, subject to an interest rate floor of 8%. The note requires equal monthly payments of $1,500 and matures on November 1, 2018; the maturity date may be extended by MMA by one year on an annual basis. Principal and accrued interest is required to be paid in full upon maturity, unless the maturity date is modified pursuant to the loan and security agreement. At the sole discretion of MMA, outstanding principal on the note is convertible to the Company's Series A common stock at a price per share equal to the conversion price during the term of the note. The note is secured by the assets of the Company and founders.

Convertible Promissory Notes - Converted

In 2017 and 2018, certain convertible promissory notes were converted to shares of the Company's Series A common stock due to the automatic conversion at maturity feature described in Note 4 above. Principal of $57,500 and accrued interest thereon was converted to shares of the Company's Series A common stock at an adjusted conversion price of $0.35 per share, and principal of $30,000 and accrued interest thereon was converted at an adjusted conversion price of $0.80 per share.

Revenue Share Financing

Beginning on November 1, 2017, the Company entered into revenue share financing arrangements via a crowdfunding portal.

Stock Option Grants

During 2017 and 2018, the Company granted an additional 160,000 stock options to advisors of the Company under the 2015-2017 Equity Incentive Plan at a strike price of $0.27 per share.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.